SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 12)*

                            CompX International Inc.
                                (Name of Issuer)

                 Class A Common Stock, par value $0.01 per share
                         (Title of Class of Securities)

                                   20563P 10 1
                                 (CUSIP Number)

                                STEVEN L. WATSON
                              THREE LINCOLN CENTRE
                                   SUITE 1700
                                5430 LBJ FREEWAY
                            DALLAS, TEXAS 75240-2694
                                 (972) 233-1700
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 April 25, 2005
                      (Date of Event which requires Filing
                               of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)

CUSIP No.  20563P 10 1

     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                      CompX Group, Inc.

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

             (a)  [   ]

             (b)  [   ]

     3       SEC USE ONLY



     4       SOURCE OF FUNDS (SEE INSTRUCTIONS)

                      OO

     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      Delaware

                               7      SOLE VOTING POWER

                                                            -0-
        NUMBER OF
          SHARES               8      SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                                     2,586,820
           EACH
        REPORTING              9      SOLE DISPOSITIVE POWER
          PERSON
           WITH                                             -0-

                               10     SHARED DISPOSITIVE POWER

                                                      2,586,820

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      2,586,820

    12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES (SEE INSTRUCTIONS)  [  ]

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      49.8%

    14       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                      CO

CUSIP No.  20563P 10 1

     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                      NL Industries, Inc.

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

             (a)  [   ]

             (b)  [   ]

     3       SEC USE ONLY



     4       SOURCE OF FUNDS (SEE INSTRUCTIONS)

                      WC

     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      New Jersey

                               7      SOLE VOTING POWER

                                                            -0-
        NUMBER OF
          SHARES               8      SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                                     2,586,820
           EACH
        REPORTING              9      SOLE DISPOSITIVE POWER
          PERSON
           WITH                                             -0-

                               10     SHARED DISPOSITIVE POWER

                                                      2,586,820

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      2,586,820

    12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES (SEE INSTRUCTIONS)  [  ]

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      49.8%

    14       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                      CO

CUSIP No.  20563P 10 1

     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                      TIMET Finance Management Company

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

             (a)  [   ]

             (b)  [   ]

     3       SEC USE ONLY



     4       SOURCE OF FUNDS (SEE INSTRUCTIONS)

                      WC

     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      Delaware

                               7      SOLE VOTING POWER

                                                            -0-
        NUMBER OF
          SHARES               8      SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                                     3,021,420
           EACH
        REPORTING              9      SOLE DISPOSITIVE POWER
          PERSON
           WITH                                             -0-

                               10     SHARED DISPOSITIVE POWER

                                                      3,021,420

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      3,021,420

    12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES (SEE INSTRUCTIONS)  [  ]

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      58.2%

    14       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                      CO

CUSIP No.  20563P 10 1

     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                      Titanium Metals Corporation

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

             (a)  [   ]

             (b)  [   ]

     3       SEC USE ONLY



     4       SOURCE OF FUNDS (SEE INSTRUCTIONS)

                      WC

     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      Delaware

                               7      SOLE VOTING POWER

                                                            -0-
        NUMBER OF
          SHARES               8      SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                                     3,021,420
           EACH
        REPORTING              9      SOLE DISPOSITIVE POWER
          PERSON
           WITH                                             -0-

                               10     SHARED DISPOSITIVE POWER

                                                      3,021,420

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      3,021,420

    12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES (SEE INSTRUCTIONS)  [  ]

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      58.2%

    14       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                      CO

CUSIP No.  20563P 10 1

     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                      Tremont LLC

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

             (a)  [   ]

             (b)  [   ]

     3       SEC USE ONLY



     4       SOURCE OF FUNDS (SEE INSTRUCTIONS)

                      Not applicable

     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      Delaware

                               7      SOLE VOTING POWER

                                                            -0-
        NUMBER OF
          SHARES               8      SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                                     3,021,420
           EACH
        REPORTING              9      SOLE DISPOSITIVE POWER
          PERSON
           WITH                                             -0-

                               10     SHARED DISPOSITIVE POWER

                                                      3,021,420

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      3,021,420

    12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES (SEE INSTRUCTIONS)  [  ]

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      58.2%

    14       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                      OO

CUSIP No.  20563P 10 1

     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                      Valhi, Inc.

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

             (a)  [   ]

             (b)  [   ]

     3       SEC USE ONLY



     4       SOURCE OF FUNDS (SEE INSTRUCTIONS)

                      WC

     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      Delaware

                               7      SOLE VOTING POWER

                                                            -0-
        NUMBER OF
          SHARES               8      SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                                     3,021,420
           EACH
        REPORTING              9      SOLE DISPOSITIVE POWER
          PERSON
           WITH                                             -0-

                               10     SHARED DISPOSITIVE POWER

                                                      3,021,420

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      3,021,420

    12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES (SEE INSTRUCTIONS)  [  ]

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      58.2%

    14       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                      CO

CUSIP No.  20563P 10 1

     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                      Valhi Group, Inc.

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

             (a)  [   ]

             (b)  [   ]

     3       SEC USE ONLY



     4       SOURCE OF FUNDS (SEE INSTRUCTIONS)

                      Not applicable

     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      Nevada

                               7      SOLE VOTING POWER

                                                            -0-
        NUMBER OF
          SHARES               8      SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                                     3,021,420
           EACH
        REPORTING              9      SOLE DISPOSITIVE POWER
          PERSON
           WITH                                             -0-

                               10     SHARED DISPOSITIVE POWER

                                                      3,021,420

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      3,021,420

    12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES (SEE INSTRUCTIONS)  [  ]

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      58.2%

    14       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                      CO

CUSIP No.  20563P 10 1

     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                      National City Lines, Inc.

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

             (a)  [   ]

             (b)  [   ]

     3       SEC USE ONLY



     4       SOURCE OF FUNDS (SEE INSTRUCTIONS)

                      Not applicable

     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      Delaware

                               7      SOLE VOTING POWER

                                                            -0-
        NUMBER OF
          SHARES               8      SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                                     3,021,420
           EACH
        REPORTING              9      SOLE DISPOSITIVE POWER
          PERSON
           WITH                                             -0-

                               10     SHARED DISPOSITIVE POWER

                                                      3,021,420

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      3,021,420

    12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES (SEE INSTRUCTIONS)  [  ]

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      58.2%

    14       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                      CO

CUSIP No.  20563P 10 1

     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                      NOA, Inc.

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

             (a)  [   ]

             (b)  [   ]

     3       SEC USE ONLY



     4       SOURCE OF FUNDS (SEE INSTRUCTIONS)

                      Not applicable

     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      Texas

                               7      SOLE VOTING POWER

                                                            -0-
        NUMBER OF
          SHARES               8      SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                                     3,021,420
           EACH
        REPORTING              9      SOLE DISPOSITIVE POWER
          PERSON
           WITH                                             -0-

                               10     SHARED DISPOSITIVE POWER

                                                      3,021,420

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      3,021,420

    12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES (SEE INSTRUCTIONS)  [  ]

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      58.2%

    14       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                      CO

CUSIP No.  20563P 10 1

     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                      Dixie Holding Company

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

             (a)  [   ]

             (b)  [   ]

     3       SEC USE ONLY



     4       SOURCE OF FUNDS (SEE INSTRUCTIONS)

                      Not applicable

     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      Delaware

                               7      SOLE VOTING POWER

                                                            -0-
        NUMBER OF
          SHARES               8      SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                                     3,021,420
           EACH
        REPORTING              9      SOLE DISPOSITIVE POWER
          PERSON
           WITH                                             -0-

                               10     SHARED DISPOSITIVE POWER

                                                      3,021,420

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      3,021,420

    12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES (SEE INSTRUCTIONS)  [  ]

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      58.2%

    14       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                      CO

CUSIP No.  20563P 10 1

     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                      Dixie Rice Agricultural Corporation, Inc.

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

             (a)  [   ]

             (b)  [   ]

     3       SEC USE ONLY



     4       SOURCE OF FUNDS (SEE INSTRUCTIONS)

                      Not applicable

     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      Louisiana

                               7      SOLE VOTING POWER

                                                            -0-
        NUMBER OF
          SHARES               8      SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                                     3,021,420
           EACH
        REPORTING              9      SOLE DISPOSITIVE POWER
          PERSON
           WITH                                             -0-

                               10     SHARED DISPOSITIVE POWER

                                                      3,021,420

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      3,021,420

    12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES (SEE INSTRUCTIONS)  [  ]

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      58.2%

    14       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                      CO

CUSIP No.  20563P 10 1

     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                      Southwest Louisiana Land Company, Inc.

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

             (a)  [   ]

             (b)  [   ]

     3       SEC USE ONLY



     4       SOURCE OF FUNDS (SEE INSTRUCTIONS)

                      Not applicable

     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      Louisiana

                               7      SOLE VOTING POWER

                                                            -0-
        NUMBER OF
          SHARES               8      SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                                     3,021,420
           EACH
        REPORTING              9      SOLE DISPOSITIVE POWER
          PERSON
           WITH                                             -0-

                               10     SHARED DISPOSITIVE POWER

                                                      3,021,420

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      3,021,420

    12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES (SEE INSTRUCTIONS)  [  ]

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      58.2%

    14       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                      CO

CUSIP No.  20563P 10 1

     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                      Contran Corporation

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

             (a)  [   ]

             (b)  [   ]

     3       SEC USE ONLY



     4       SOURCE OF FUNDS (SEE INSTRUCTIONS)

                      Not applicable

     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      Delaware

                               7      SOLE VOTING POWER

                                                            -0-
        NUMBER OF
          SHARES               8      SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                                     3,021,420
           EACH
        REPORTING              9      SOLE DISPOSITIVE POWER
          PERSON
           WITH                                             -0-

                               10     SHARED DISPOSITIVE POWER

                                                      3,021,420

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      3,021,420

    12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES (SEE INSTRUCTIONS)  [  ]

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      58.2%

    14       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                      CO

CUSIP No.  20563P 10 1

     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                      The Combined Master Retirement Trust

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

             (a)  [   ]

             (b)  [   ]

     3       SEC USE ONLY



     4       SOURCE OF FUNDS (SEE INSTRUCTIONS)

                      Not applicable

     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      Texas

                               7      SOLE VOTING POWER

                                                            -0-
        NUMBER OF
          SHARES               8      SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                                     3,021,420
           EACH
        REPORTING              9      SOLE DISPOSITIVE POWER
          PERSON
           WITH                                             -0-

                               10     SHARED DISPOSITIVE POWER

                                                      3,021,420

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      3,021,420

    12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES (SEE INSTRUCTIONS)  [  ]

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      58.2%

    14       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                      EP

CUSIP No.  20563P 10 1

     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                      Harold Simmons Foundation, Inc.

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

             (a)  [   ]

             (b)  [   ]

     3       SEC USE ONLY



     4       SOURCE OF FUNDS (SEE INSTRUCTIONS)

                      Not applicable

     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      Texas

                               7      SOLE VOTING POWER

                                                            -0-
        NUMBER OF
          SHARES               8      SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                                     3,021,420
           EACH
        REPORTING              9      SOLE DISPOSITIVE POWER
          PERSON
           WITH                                             -0-

                               10     SHARED DISPOSITIVE POWER

                                                      3,021,420

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      3,021,420

    12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES (SEE INSTRUCTIONS)  [  ]

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      58.2%

    14       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                      CO

CUSIP No.  20563P 10 1

     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                      Harold C. Simmons

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP(SEE INSTRUCTIONS)

             (a)  [   ]

             (b)  [   ]

     3       SEC USE ONLY



     4       SOURCE OF FUNDS (SEE INSTRUCTIONS)

                      Not applicable

     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      USA

                               7      SOLE VOTING POWER

                                                         40,700
        NUMBER OF
          SHARES               8      SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                                     3,041,420
           EACH
        REPORTING              9      SOLE DISPOSITIVE POWER
          PERSON
           WITH                                          40,700

                               10     SHARED DISPOSITIVE POWER

                                                      3,041,420

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      -0-

    12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ X ]

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      0.0%

    14       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                      IN

                                AMENDMENT NO. 12
                                 TO SCHEDULE 13D

     This amended statement on Schedule 13D (this "Statement") relates to the class A common stock, par value $0.01 per share (the "Class A Shares"), of CompX International Inc., a Delaware corporation (the "Company"). Items 2, 3, 4 and 5 of this Statement are hereby amended as set forth below.

Item 2.  Identity and Background.

     Item 2 is amended as follows.

     (a)  The   following   entities  or  person  are  filing   this   Statement
(collectively, the "Reporting Persons"):

          (i) CompX Group, Inc. ("CGI") as a direct holder of Class A Shares;

          (ii) TIMET Finance Management Company ("TFMC") by virtue of its direct ownership of CGI and as a direct holder of Class A Shares;

          (iii) NL Industries, Inc. ("NL"), Titanium Metals Corporation ("TIMET"), Tremont LLC ("Tremont"), Valhi, Inc. ("Valhi"), Valhi Group, Inc. ("VGI"), National City Lines, Inc. ("National"), NOA, Inc. ("NOA"), Dixie Holding Company ("Dixie Holding"), Dixie Rice Agricultural Corporation, Inc. ("Dixie Rice"), Southwest Louisiana Land Company, Inc. ("Southwest"), Contran Corporation ("Contran"), The Combined Master Retirement Trust (the "CMRT") and the Harold Simmons Foundation, Inc. (the "Foundation") by virtue of their direct or indirect ownership of CGI and TFMC; and

          (iv) Harold C. Simmons by virtue of his direct and indirect ownership of Class A Shares and his positions with Contran and certain of the other entities (as described in this Statement).

By signing this Statement, each Reporting Person agrees that this Statement is filed on its or his behalf.

     CGI and TFMC are direct holders of 49.8% and 8.4%, respectively, of the 5,195,780 Class A Shares outstanding as of May 3, 2005 according to information the Company provided (the "Outstanding Class A Shares").

     CGI also directly holds 100%, or 10,000,000 shares, of the Company's class B common stock, par value $0.01 per share (the "Class B Shares" and collectively with the Class A Shares shall be referred to as the "Shares"). The description of the relative rights of the Shares as described in this Statement is qualified in its entirety by the terms of the Company's restated certificate of incorporation that is filed as Exhibit 3.1 to Amendment No. 1 to the Company's Registration Statement on Form S-1 filed with the Securities and Exchange Commission on February 4, 1998 (Reg. No. 333-42643), which is incorporated herein by reference. As a result of its ownership of 49.8% of the Class A Shares and 100% of the Class B Shares, CGI directly holds approximately 82.8% of the combined voting power (97.5% of the voting power for the election of directors) of all classes of voting stock of the Company. CGI may be deemed to control the Company.

     NL and TFMC are the direct holders of approximately 82.4%, and 17.6%, respectively, of the outstanding shares of CGI common stock and together may be deemed to control CGI. Valhi and TFMC are the direct holders of approximately 83.1% and 0.5%, respectively, of the outstanding shares of NL common stock and together may be deemed to control NL.

     TIMET is the direct holder of 100% of the outstanding shares of common stock of TFMC and may be deemed to control TFMC. Tremont, Harold C. Simmons' spouse, the CMRT, Valhi and Harold C. Simmons are the direct holders of approximately 39.5%, 14.3%, 12.0%. 4.5% and 0.8% of the outstanding shares of TIMET common stock. Tremont may be deemed to control TIMET. The ownership of Mr. Simmons' spouse is based on the 1,600,000 shares of TIMET's 6 3/4% Series A Convertible Preferred Stock, par value $0.01 per share (the "Series A Preferred Stock"), that she directly owns, which are convertible into 2,666,666 shares of TIMET common stock. The ownership of Valhi includes 24,500 shares of TIMET common stock that Valhi has the right to acquire upon conversion of 14,700 shares of Series A Preferred Stock that Valhi directly holds. The percentage ownership of TIMET common stock held by each of Ms. Simmons and Valhi assumes the full conversion of only the shares of Series A Preferred Stock she or Valhi owns, respectively.

     Valhi is the sole member of Tremont and may be deemed to control Tremont. VGI, National, Contran, the Foundation, the Contran Deferred Compensation Trust No. 2 (the "CDCT No. 2") and the CMRT are the direct holders of 79.1%, 9.3%, 2.1%, 0.9%, 0.4% and 0.1%, respectively, of the common stock of Valhi. Together, VGI, National and Contran may be deemed to control Valhi. National, NOA and Dixie Holding are the direct holders of approximately 73.3%, 11.4% and 15.3%, respectively, of the outstanding shares of common stock of VGI. Together, National, NOA and Dixie Holding may be deemed to control VGI. Contran and NOA are the direct holders of approximately 85.7% and 14.3%, respectively, of the outstanding shares of common stock of National and together may be deemed to control National. Contran and Southwest are the direct holders of approximately 49.9% and 50.1%, respectively, of the outstanding shares of common stock of NOA and together may be deemed to control NOA. Dixie Rice is the direct holder of 100% of the outstanding shares of common stock of Dixie Holding and may be deemed to control Dixie Holding. Contran is the holder of 100% of the outstanding shares of common stock of Dixie Rice and may be deemed to control Dixie Rice. Contran is the holder of approximately 88.9% of the outstanding shares of common stock of Southwest and may be deemed to control Southwest.

     Substantially all of Contran's outstanding voting stock is held by trusts established for the benefit of certain children and grandchildren of Harold C. Simmons (the "Trusts"), of which Mr. Simmons is the sole trustee, or held by Mr. Simmons or persons or other entities related to Mr. Simmons. As sole trustee of the Trusts, Mr. Simmons has the power to vote and direct the disposition of the shares of Contran stock held by the Trusts. Mr. Simmons, however, disclaims beneficial ownership of any shares of Contran stock that the Trusts hold.

     The Foundation directly holds approximately 0.9% of the outstanding shares of Valhi common stock. The Foundation is a tax-exempt foundation organized for charitable purposes. Harold C. Simmons is the chairman of the board of the Foundation and may be deemed to control the Foundation.

     The CDCT No. 2 directly holds approximately 0.4% of the outstanding shares of Valhi common stock. U.S. Bank National Association serves as the trustee of the CDCT No. 2. Contran established the CDCT No. 2 as an irrevocable "rabbi trust" to assist Contran in meeting certain deferred compensation obligations that it owes to Harold C. Simmons. If the CDCT No. 2 assets are insufficient to satisfy such obligations, Contran is obligated to satisfy the balance of such obligations as they come due. Pursuant to the terms of the CDCT No. 2, Contran
(i) retains the power to vote the shares of Valhi common stock held directly by the CDCT No. 2, (ii) retains dispositive power over such shares and (iii) may be deemed the indirect beneficial owner of such shares.

     The CMRT directly holds approximately 12.0% of the outstanding shares of TIMET common stock and 0.1% of the outstanding shares of Valhi common stock. Valhi established the CMRT as a trust to permit the collective investment by master trusts that maintain the assets of certain employee benefit plans Valhi and related companies adopt. Harold C. Simmons is the sole trustee of the CMRT and a member of the trust investment committee for the CMRT. Mr. Simmons is also a participant in one or more of the employee benefit plans that invest through the CMRT.

     NL and a subsidiary of NL directly own 3,522,967 shares and 1,186,200 shares, respectively, of Valhi common stock. Pursuant to Delaware law, Valhi treats the shares of Valhi common stock that NL and the subsidiary of NL own as treasury stock for voting purposes and for the purposes of this Statement such shares are not deemed outstanding.

     Mr. Harold C. Simmons is chairman of the board and chief executive officer of NL, vice chairman of TIMET and chairman of the board of CGI, Tremont, Valhi, VGI, National, NOA, Dixie Holding, Dixie Rice, Southwest and Contran.

     By virtue of the holding of the offices, the stock ownership and his service as trustee, all as described above, (a) Mr. Simmons may be deemed to control the entities described above and (b) Mr. Simmons and certain of such entities may be deemed to possess indirect beneficial ownership of the Shares that are directly held by CGI and TFMC. However, Mr. Simmons disclaims such beneficial ownership of the Shares beneficially owned, directly or indirectly, by any of such entities.

     Harold C. Simmons' spouse is the direct owner of 20,000 Class A Shares, 69,475 shares of NL common stock and 43,400 shares of Valhi common stock. Mr. Simmons may be deemed to share indirect beneficial ownership of such Shares. He disclaims all such beneficial ownership.

     Harold C. Simmons is the direct owner of 40,700 Class A Shares, 30,800 shares of NL common stock (including options exercisable for 6,000 shares of NL common stock), 125,700 shares of TIMET common stock and 3,383 shares of Valhi common stock.

     A trust of which Harold C. Simmons and his spouse are co-trustees and the beneficiaries of which are the grandchildren of his spouse is the direct holder of 40,000 shares of Valhi common stock. Mr. Simmons disclaims beneficial ownership of these shares.

     Certain information concerning the directors and executive officers of the Reporting Persons, including offices held by Mr. Simmons is set forth on Schedule B attached hereto and incorporated herein by reference.

Item 3.  Source and Amount of Funds or Other Consideration.

     Item 3 is amended as follows.

     The total amount of funds TFMC used to acquire the Class A Shares TFMC purchased as reported in Item 5(c) was $1,510,879.00 (including commissions). TFMC obtained such funds through an intercompany advance from TIMET, net of amounts TIMET owed TFMC, if any.

Item 4.  Purpose of Transaction.

     Item 4 is amended as follows.

     TFMC purchased the Class A Shares reported in Item 5(c) in order to increase its equity interest in the Company.

     Depending upon their evaluation of the Company's business and prospects, and upon future developments (including, but not limited to, performance of the Class A Shares in the market, availability of funds, alternative uses of funds, and money, stock market and general economic conditions), any of the Reporting Persons or other entities that may be deemed to be affiliated with Contran may from time to time purchase Shares, and any of the Reporting Persons or other entities that may be deemed to be affiliated with Contran may from time to time dispose of all or a portion of the Shares held by such person, or cease buying or selling Shares. Any such additional purchases or sales of Shares may be in open market or privately negotiated transactions or otherwise.

     The information included in Item 2 of this Statement is hereby incorporated herein by reference. As described under Item 2 of this Statement, Harold C. Simmons may be deemed to control the Company.

     Certain of the persons named in Schedule B to this Statement, namely Eugene
K. Anderson, James W. Brown, Robert D. Graham, J. Mark Hollingsworth, Keith A. Johnson, William J. Lindquist, A. Andrew R. Louis, Kelly D. Luttmer, Bobby D. O'Brien, Glenn R. Simmons, Harold C. Simmons, John A. St. Wrba, Gregory M. Swalwell and Steven L. Watson are officers and/or directors of the Company or perform services for the Company as employees of one of the Company's parent corporations and may acquire Class A Shares from time to time pursuant to employee benefit plans that the Company sponsors or other compensation arrangements with the Company or otherwise.

     Except as described in this Item 4, none of the Reporting Persons nor, to the best knowledge of such persons, any other person named in Schedule B to this Statement has formulated any plans or proposals which relate to or would result in any matter required to be disclosed in response to paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

     Item 5 is amended as follows.

         (a) CGI, TFMC, Harold C. Simmons and his spouse are the direct beneficial owners of 2,586,820, 434,600, 40,700 and 20,000 Class A Shares, respectively. CGI also directly holds 10,000,000 Class B Shares.

     By virtue of the relationships described under Item 2 of this Statement:

          (1) CGI and NL may each be deemed to be the beneficial owner of the 2,586,820 Class A Shares (approximately 49.8% of the Outstanding Class A Shares) and 10,000,000 Class B Shares (approximately 82.8% of the combined voting power, and 97.5% of the voting power for the election of directors, of all classes of voting stock of the Company) that CGI holds directly; and

          (2) TFMC, TIMET, Tremont Valhi, VGI, National, NOA, Dixie Holding, Dixie Rice, Southwest, Contran, the CMRT and the Foundation may each be deemed to be the beneficial owner of the 3,021,420 Class A Shares (approximately 58.2% of the Outstanding Class A Shares) and 10,000,000 Class B Shares (approximately 85.7% of the combined voting power, and 97.9% of the voting power for the election of directors, of all classes of voting stock of the Company) that CGI and TFMC hold directly; and

          (3) Harold C. Simmons may be deemed to be the beneficial owner of the 3,082,120 Class A Shares (approximately 59.3% of the Outstanding Class A Shares) and 10,000,000 Class B Shares (approximately 86.1% of the combined voting power, and 98.0% of the voting power for the election of directors, of all classes of voting stock of the Company) that CGI, TFMC, he and his spouse hold directly.

Except to the extent of the 40,700 Class A Shares he holds directly, Harold C. Simmons disclaims beneficial ownership of all Shares.

         The Reporting Persons understand, based on ownership filings with the Securities and Exchange Commission (the "Commission") or upon information provided by the persons listed on Schedule B to this Statement, that such persons may be deemed to own beneficially the Class A Shares as indicated on Schedule C to this Statement.

     (b) By virtue of the relationships described in Item 2 of this Statement:

          (1) CGI and NL may each be deemed to share the power to vote and direct the disposition of the 2,586,820 Class A Shares (approximately 49.8% of the Outstanding Class A Shares) and 10,000,000 Class B Shares (approximately 82.8% of the combined voting power, and 97.5% of the voting power for the election of directors, of all classes of voting stock of the Company) that CGI holds directly;

          (2) TFMC, TIMET, Tremont Valhi, VGI, National, NOA, Dixie Holding, Dixie Rice, Southwest, Contran, the CMRT and the Foundation may each be deemed to share the power to vote and direct the disposition of the 3,021,420 Class A Shares (approximately 58.2% of the Outstanding Class A Shares) and 10,000,000 Class B Shares (approximately 85.7% of the combined voting power, and 97.9% of the voting power for the election of directors, of all classes of voting stock of the Company) that CGI and TFMC hold directly;

          (3) Harold C. Simmons may be deemed to share the power to vote and direct the disposition of the 3,041,420 Class A Shares (approximately 58.5% of the Outstanding Class A Shares) and 10,000,000 Class B Shares (approximately 85.8% of the combined voting power, and 98.0% of the voting power for the election of directors, of all classes of voting stock of the Company) that CGI, TFMC and his spouse hold directly; and

          (4) Harold C. Simmons may be deemed to have the sole power to vote and direct the disposition of the 40,700 Class A Shares (approximately 0.8% of the Outstanding Class A Shares) that he directly holds.

     (c) The table below sets forth transactions in the Shares by the Reporting Persons during the past 60 days. TFMC was the only Reporting Person to have transactions in the Shares during the past 60 days. TFMC executed all of such transactions, which were all purchases of Class A Shares, on the New York Stock Exchange.


                                                        Price Per Share ($)
                                 Number of                (exclusive of
             Date              Class A Shares             commissions)
       ----------------       ---------------         -------------------
           04/08/05                10,000                    $16.05
           04/11/05                12,300                    $15.50
           04/11/05                   100                    $15.49
           04/11/05                 1,000                    $15.29
           04/12/05                   400                    $15.50
           04/13/05                   300                    $15.50
           04/14/05                 2,200                    $15.50
           04/15/05                 1,600                    $15.50
           04/18/05                 1,400                    $15.50
           04/19/05                12,000                    $15.50
           04/20/05                10,700                    $15.50
           04/22/05                 2,000                    $15.50
           04/25/05                   500                    $15.49
           04/25/05                15,700                    $15.50
           04/27/05                21,900                    $15.00
           05/02/05                 5,800                    $14.50


     (d) CGI, TFMC, Harold C. Simmons and his spouse each has the right to receive and the power to direct the receipt of dividends from, and proceeds from the sale of, the Shares directly held by such entity or person.

                                    Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date:  May 9, 2005




                                             /s/ Harold C. Simmons
                                             --------------------------------
                                             Harold C. Simmons
                                             Signing in the
                                             capacities listed on
                                             Schedule "A" attached
                                             hereto and
                                             incorporated herein by
                                             reference.

                                    Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date:  May 9, 2005





                                             /s/ Steven L. Watson
                                             --------------------------------
                                             Steven L. Watson
                                             Signing in the
                                             capacities listed on
                                             Schedule "A" attached
                                             hereto and
                                             incorporated herein by
                                             reference.

                                    Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date:  May 9, 2005





                                             /s/ Gregory M. Swalwell
                                             --------------------------------
                                             Gregory M. Swalwell
                                             Signing in the
                                             capacity listed on
                                             Schedule "A" attached
                                             hereto and
                                             incorporated herein by
                                             reference.

                                   SCHEDULE A


HAROLD C. SIMMONS, in his individual capacity and as trustee of THE COMBINED MASTER RETIREMENT TRUST.

STEVEN L. WATSON, as president or vice president of each of:

CONTRAN CORPORATION
DIXIE HOLDING COMPANY
DIXIE RICE AGRICULTURAL CORPORATION, INC.
HAROLD SIMMONS FOUNDATION, INC.
NATIONAL CITY LINES, INC.
NOA, INC.
SOUTHWEST LOUISIANA LAND COMPANY, INC.
TREMONT LLC
VALHI GROUP, INC.
VALHI, INC.

GREGORY M. SWALWELL, as vice president of each of:

COMPX GROUP, INC.
NL INDUSTRIES, INC.
TIMET FINANCE MANAGEMENT COMPANY
TITANIUM METALS CORPORATION

                                   Schedule B


     The names of the directors and executive officers of CompX Group, Inc. ("CGI"), Contran Corporation ("Contran"), Dixie Holding Company ("Dixie Holding"), Dixie Rice Agricultural Corporation, Inc. ("Dixie Rice"), the Harold Simmons Foundation, Inc. (the "Foundation"), National City Lines, Inc. ("National"), NL Industries, Inc. ("NL"), NOA, Inc. ("NOA"), Southwest Louisiana Land Company, Inc. ("Southwest"), TIMET Finance Management Company ("TFMC"), Titanium Metals Corporation ("TIMET"), Valhi Group, Inc. ("VGI") and Valhi, Inc. ("Valhi") and their present principal occupations are set forth below. Except as otherwise indicated, each such person is a citizen of the United States of America and the business address of each such person is 5430 LBJ Freeway, Suite 1700, Dallas, Texas 75240.


         Name                         Present Principal Occupation
---------------------------   --------------------------------------------------
Eugene K. Anderson            Vice president of  Contran, Dixie  Holding,  Dixie
                              Rice,  National,   NOA,  Southwest,   Tremont  LLC
                              ("Tremont"),  Valhi and VGI; and  treasurer of the
                              Foundation.

Thomas E. Barry (1)           Vice  president for executive  affairs at Southern
                              Methodist University and professor of marketing in
                              the Edwin L. Cox School of  Business  at  Southern
                              Methodist  University;  and a director of Keystone
                              Consolidated  Industries,  Inc.,  an  affiliate of
                              Contran ("Keystone"), and Valhi.

James W. Brown                Vice  president  and  controller  of  CGI,  NL and
                              Kronos  Worldwide,  Inc.,  an  affiliate  of Valhi
                              ("Kronos Worldwide").

Joan L. Dobrzynski (2)        Vice   president-client    services  of    Stewart
                              Management  Company;   and  director,   president,
                              secretary and assistant treasurer of TFMC.

Norman S. Edelcup (3)         Senior  vice  president  business  development  of
                              Florida  Savings  Bancorp;  mayor of  Sunny  Isles
                              Beach, Florida;  director of Valhi; and trustee of
                              the Baron Funds, a mutual fund group.

Lisa Simmons Epstein          Director and president of the Foundation.

Robert D. Graham              Vice president  of  Contran,  Dixie Holding, Dixie
                              Rice, the Foundation,  National,  NOA,  Southwest,
                              TIMET, Tremont, Valhi and VGI; and vice president,
                              general  counsel  and  secretary  of  CGI,  Kronos
                              Worldwide and NL.

Norman N. Green (4)           A private investor and a director of TIMET.

J. Mark Hollingsworth         Vice president and  general  counsel  of  Contran,
                              Dixie   Holding,   Dixie  Rice,   National,   NOA,
                              Southwest, Tremont, Valhi and VGI; general counsel
                              of the Foundation, CompX International,  Inc. (the
                              "Company");  trust counsel of The Combined  Master
                              Retirement  Trust,  a trust Valhi formed to permit
                              the  collective  investment  by master trusts that
                              maintain  the assets of certain  employee  benefit
                              plans  Valhi  and  related  companies  adopt  (the
                              "CMRT"); and acting general counsel of Keystone.

Gary C. Hutchison (5)         Neurological    surgeon;   Associate      Clinical
                              Professor of  Neurosurgery  at the  University  of
                              Texas  Health  Science  Center  (Dallas);   and  a
                              director of TIMET.

Bruce P. Inglis (6)           Vice president-finance,  corporate  controller and
                              treasurer of TIMET.

Francis B. Jacobs, II (2)     Vice   president-client    services   of   Stewart
                              Management Company;  and director,  vice president
                              and assistant secretary of TFMC.

Keith A. Johnson              Controller of the Foundation.

Christian Leonhard (7)        Chief operating officer - Europe of TIMET.

William J. Lindquist          Director and  senior  vice   president of Contran,
                              Dixie  Holding,  National,  NOA,  Tremont and VGI;
                              senior vice  president  of Dixie Rice,  Southwest,
                              Tremont and Valhi; and a director of CGI.

A. Andrew R. Louis            Secretary of Contran, the Company, Dixie  Holding,
                              Dixie Rice,  National,  NOA,  Southwest,  Tremont,
                              Valhi and VGI.

Kelly D. Luttmer              Vice  president and tax director of Contran,  CGI,
                              the Company,  Kronos Worldwide,  NL and Valhi; and
                              tax director Dixie Holding,  Dixie Rice, National,
                              NOA, Southwest, Tremont, and VGI.

J. Landis Martin (6)          Chairman  of   the   board,  president  and  chief
                              executive officer of TIMET; and a director of CGI.

Andrew McCollam, Jr. (8)      President  and a director of  Southwest;  director
                              of Dixie Rice; and a private investor.

W. Hayden McIlroy (9)         Private investor  primarily in real estate;  and a
                              director  of Valhi  and  Cadco  Systems,  Inc.,  a
                              manufacturer of emergency alert systems.

Harold M. Mire (10)           Vice president of Dixie Rice and Southwest.

Cecil H. Moore, Jr. (11)      Director of NL and  Kronos Worldwide; and  private
                              investor.

Robert E. Musgraves (6)       Chief operating officer - North America of TIMET.

Albert W. Niemi, Jr. (12)     Dean of the Edwin L. Cox  School  of  Business  at
                              Southern Methodist  University;  and a director of
                              TIMET.

Bobby D. O'Brien              Vice    president, treasurer and director of Dixie
                              Holding, National, NOA and VGI; vice president and
                              treasurer  of Dixie  Rice,  Southwest  and Tremont
                              Valhi;  vice president and chief financial officer
                              of Contran and Valhi; and vice president of TIMET.

Joan H. Prusse (6)            Vice president,  general  counsel and secretary of
                              TIMET and vice president of Tremont.

Glenn R. Simmons              Vice   chairman  of  the  board of  Contran, Dixie
                              Holding, Dixie Rice, National, NOA, Tremont, Valhi
                              and VGI;  chairman of the board of the Company and
                              Keystone; director and executive vice president of
                              Southwest;   and  a   director   of  CGI,   Kronos
                              Worldwide, NL and TIMET.

Harold C. Simmons             Chairman  of the  board   of CGI,  Contran,  Dixie
                              Holding,  Dixie Rice,  the  Foundation,  National,
                              NOA, Southwest,  Tremont,  Valhi and VGI; chairman
                              of the board and chief executive officer of Kronos
                              Worldwide  and NL;  vice  chairman  of TIMET;  and
                              trustee   and  member  of  the  trust   investment
                              committee of the CMRT.

Richard A. Smith (10)         Vice president of Dixie Rice.

Thomas P. Stafford (13)       Director  of  NL; and  co-founder  and  affiliated
                              with   Stafford,   Burke  and  Hecker,   Inc.,   a
                              Washington based consulting firm.

John A. St. Wrba              Vice  president  and   treasurer  of  CGI,  Kronos
                              Worldwide,   NL,  Valhi  and  Contran;   and  vice
                              president of TIMET.

Gregory M. Swalwell           Vice president and controller of Contran,    Dixie
                              Holding, National, NOA, Southwest,  Tremont, Valhi
                              and  VGI;  vice   president,   finance  and  chief
                              financial officer of CGI, Kronos Worldwide and NL;
                              vice  president  of  Dixie  Rice  and  TIMET;  and
                              director, vice president and treasurer of TFMC.

J. Walter Tucker, Jr. (14)    President,  treasurer  and a director  of Tucker &
                              Branham,  Inc., a mortgage banking,  insurance and
                              real estate company; vice chairman of the board of
                              Keystone; a director of Valhi; and a member of the
                              trust investment committee of the CMRT.

Steven L. Watson              Director and president of Contran, Dixie  Holding,
                              Dixie  Rice,  National,  NOA  and  VGI;  director,
                              president  and chief  executive  officer of Valhi;
                              president of Tremont;  director and executive vice
                              president of Southwest;  director,  vice president
                              and secretary of the Foundation;  vice chairman of
                              Kronos  Worldwide;  and a  director  of  CGI,  the
                              Company, Keystone, NL and TIMET.

Terry N. Worrell (15)         Director   of  NL;  a   private   investor    with
                              Worrell Investments,  Inc., real estate investment
                              company.  Paul J. Zucconi (16) A private  investor
                              and a director of TIMET.


----------

(1) The principal business address for Dr. Barry is Southern Methodist University, Perkins Administration Bldg. #224, Dallas, Texas 75275.

(2) The principal business address for Ms. Dobrzynski and Mr. Jacobs is Nemours Building, Suite 1410, 1007 Orange Street, Wilmington, Delaware 19801.

(3) The principal business address for Mr. Edelcup is 17395 North Bay Road, Suite 103, Sunny Isles Beach, Florida 33160.

(4) Mr. Green is a citizen of Canada. The principal business address for Mr. Green is 10340 Strait Lane, Dallas, Texas 75229.

(5) The principal business address for Dr. Hutchison is 8230 Walnut Hill Lane, Dallas, Texas 75231.

(6) The principal business address for Messrs. Inglis, Martin, Musgraves and Prusse is 1999 Broadway, Suite 4300, Denver, Colorado 80202.

(7) Mr. Leonhard is a citizen of France. His principal business address is TIMET Savioe, 62 Avenue Paul Girod, 73400 Ugine, France.

(8) The principal business address for Mr. McCollam is 402 Canal Street, Houma, Louisiana 70360.

(9) The principal business address for Mr. McIlroy is 25 Highland Park Village, Suite 100-341, Dallas, Texas 75225.

(10) The principal business address for Messrs. Mire and Smith is 600 Pasquiere Street, Gueydan, Louisiana 70542-0010.

(11) The principal business address for Mr. Moore is 4444 Beverly Drive, Dallas, Texas 75205.

(12) The principal business address for Dr. Niemi is Southern Methodist University, Cox School of Business, 200 Fincher Building, Dallas, Texas 75205-0333.

(13) The principal business address for Gen. Stafford (ret.) is Stafford, Burke & Hecker, Inc., 1006 Cameron Street, Alexandria Virginia 22314.

(14) The principal business address for Mr. Tucker is 400 E. Central Boulevard, Orlando, Florida 32801.

(15) The principal business address for Mr. Worrell is 6909 Vasser, Dallas, Texas 75205.

(16) The principal business address for Mr. Zucconi is 2801 Mill Haven Court, Plano, Texas 75093.

                                   SCHEDULE C


     Based upon ownership filings with the Commission or upon information provided by the persons listed on Schedule B to this Statement, such persons may be deemed to personally beneficially own Class A Shares, as outlined below:

                                                  Stock
                              Class A            Options
        Name                Shares Held          Held (1)           Total
----------------------      -----------        -----------       -----------
Eugene K. Anderson              -0-               3,000             3,000

Thomas E. Barry                 -0-                 -0-               -0-

James W. Brown                  -0-                 -0-               -0-

Joan L. Dobrzynski              -0-                 -0-               -0-

Norman S. Edelcup             2,000                 -0-             2,000

Lisa Simmons Epstein            -0-                 -0-               -0-

Robert D. Graham                -0-                 -0-               -0-

Norman N. Green                 -0-                 -0-               -0-

J. Mark Hollingsworth           -0-               7,000             7,000

Gary C. Hutchison               -0-                 -0-               -0-

Bruce P. Inglis                 -0-                 -0-               -0-

Francis B. Jacobs, II           -0-                 -0-               -0-

Keith A. Johnson                700               4,000             4,700

Christian Leonhard              -0-                 -0-               -0-

William J. Lindquist            -0-              10,000            10,000

A. Andrew R. Louis              -0-               4,000             4,000

Kelly D. Luttmer                200               4,000             4,200

J. Landis Martin                -0-                 -0-               -0-

Andrew McCollam, Jr.            -0-                 -0-               -0-

W. Hayden McIlroy               -0-                 -0-               -0-

Harold M. Mire                  -0-                 -0-               -0-

Cecil H. Moore, Jr.             -0-                 -0-               -0-

Robert E. Musgraves             -0-                 -0-               -0-

Albert W. Niemi, Jr.            -0-                 -0-               -0-

Bobby D. O'Brien                300              10,000            10,300

Joan H. Prusse                  -0-                 -0-               -0-

Glenn R. Simmons (2)         14,500              56,800            71,300

Harold C. Simmons (3)        60,700                 -0-            60,700

Richard A. Smith                -0-                 -0-               -0-

Thomas P. Stafford              -0-                 -0-               -0-

John A. St. Wrba                -0-                 -0-               -0-

Gregory M. Swalwell             -0-               5,000             5,000

J. Walter Tucker, Jr.           -0-                 -0-               -0-

Steven L. Watson              5,000              14,800            19,800

Terry N. Worrell                -0-                 -0-               -0-

Paul J. Zucconi                 -0-                 -0-               -0-


----------

(1) Represents Class A Shares issuable pursuant to the exercise within 60 days of the date of this Statement of stock options.

(2) Includes 500 Class A Shares held directly by Mr. Glenn R. Simmons' spouse. Mr. Simmons disclaims beneficial ownership of all such Shares

(3) Includes 20,000 Class A Shares held directly by Mr. Harold C. Simmons' spouse. Does not include other Shares of which Mr. Simmons may be deemed to possess indirect beneficial ownership as described in Items 2 and 5(a) of this Statement. Except for the 40,700 Class A Shares that he holds directly, Mr. Simmons disclaims beneficial ownership of all Shares